December 3, 2019

Michael Lowry
Chief Accounting Officer & Interim Chief Financial Officer
Owens & Minor Inc.
9120 Lockwood Boulevard
Mechanicsville, Virginia 23116

       Re: Owens & Minor Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Form 10-Q for Fiscal Quarter Ended September 30, 2019
           Filed March 6, 2019 and November 6, 2019
           File No. 001-09810

Dear Mr. Lowry:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K filed March 6, 2019

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations, page 28

1. Please disclose scheduled interest payments in your table of payments due by period. To the extent that interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future interest payments. Regardless of whether you decide to include or exclude estimated interest payments in the table, you should include a footnote to the table that provides appropriate disclosures.
Consolidated Statements of Income (Loss), page 37

2. Please tell us your consideration of separately disclosing net sales of tangible products and revenues from services and cost of tangible products sold and cost of services in accordance with Rule 5-03(b) of Regulation S-X.
 Michael Lowry
FirstNameMinor Inc.
Owens & LastNameMichael Lowry
Comapany3, 2019
December NameOwens & Minor Inc.
Page 2
December 3, 2019 Page 2
FirstName LastName
Note 1 Summary of Significant Accounting Policies
Revenue Recognition, page 44

3. Please tell us your consideration of the disclosures in ASC 606-10-50-12(b) related to payment terms and whether your contracts with customers have a significant financing component. In this regard we note your disclosures in Note 6 on page 50 related to financing receivables and payables under your order to cash program. Also, tell us your consideration of the disclosures in ASC 606-10-50-20(c) related to allocating the transaction price to specific parts of customer contracts.
Note 10 - Debt, page 53

4. We note that you entered into the Security Agreement pursuant to which you granted collateral, including first priority liens and security interests in all present and future shares of capital stock owned by the Credit Parties in present and future subsidiaries, limited in the case of controlled foreign corporations to a pledge of 65% of the voting capital stock of each first-tier foreign subsidiary, on behalf of the holders of the 2021
         Notes and 2014 Notes. Please tell your consideration of providing the financial statements for each of your affiliates whose securities constitute a substantial portion of the collateral for the 2001 Notes and 2024 Notes that would be required if the affiliate were a registrant and required to file financial statements. Please refer to Rule 3-16 of
         Regulation S-X. In this regard, we are aware of your letters dated November 25, 2018,
         January 25, 2019 and February 7, 2019.
Note 20 - Segment Information, page 65

5. Please tell us your consideration of providing revenues from external customers for each product or service or each group of similar products and services. If providing the information is impracticable, please disclose that fact. Refer to ASC 280-20-50-39.
Form 10-Q filed November 6, 2019

Cover Page

6. We note that you checked the box that you are a Large accelerated filer as well as the box that you are a Smaller reporting company. Please revise or advise. General

7.       Please address the above comments to the extent applicable.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Michael Lowry
Owens & Minor Inc.
December 3, 2019
Page 3

      You may contact Tony Watson at (202) 551-3318 or Bill Thompson at (202)
551-
3344 with any questions.



FirstName LastNameMichael Lowry                        Sincerely,
Comapany NameOwens & Minor Inc.
                                                       Division of Corporation
Finance
December 3, 2019 Page 3                                Office of Trade &
Services
FirstName LastName